Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with the unaudited condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on August 8, 2019. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended September 30, 2018 filed with the SEC on November 23, 2018, or the Annual Report, and our consolidated financial statements for the three months ended December 31, 2018 and the notes thereto which appear in our Transition Report on Form 20-F for the three months ended December 31, 2018 filed with the SEC on February 25, 2019, or the Transition Report.
We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. All references in this Report on Form 6-K to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Our consolidated financial statements as of and for the six months ended June 30, 2019 and 2018 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.2699 and £1.00 to $1.3209, respectively. Our consolidated financial statements as of and for the three months ended December 31,2018 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.2763. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
We have historically conducted our business through Autolus Limited, and therefore our historical consolidated financial statements previously presented the consolidated results of operations of Autolus Limited. Following the completion of our initial public offering in June 2018, our consolidated financial statements present the consolidated results of operations of Autolus Therapeutics plc. Unless otherwise indicated or the context otherwise requires, all references to “Autolus,” the “Company,” “we,” “our,” “us” or similar terms refer to Autolus Therapeutics plc and its consolidated subsidiaries.
The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Overview
We are a biopharmaceutical company developing next-generation programmed T cell therapies for the treatment of cancer. Using our broad suite of proprietary and modular T cell programming technologies, we are engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and attack and kill these cells. We believe our programmed T cell therapies have the potential to be best-in-class and offer cancer patients substantial benefits over the existing standard of care, including the potential for cure in some patients.
Since our inception in July 2014, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from government grants and sales of our equity securities, including the net proceeds from our initial public offering in June 2018 and the aggregate net proceeds, after underwriting discounts, of $108.8 million from our follow-on offering in April 2019. Through June 30, 2019, we have received net proceeds of $442.1 million from sales of our equity securities. We do not expect to generate significant revenue unless and until we obtain marketing approval for and commercialize one of our product candidates.
Since our inception, we have incurred significant operating losses. For the three and six months ended June 30, 2019, we incurred a net loss of $28.5 million and $55.7 million and had an accumulated deficit of $169.0 million.
We expect to continue to incur significant expenses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. In addition, we may incur expenses in connection with the in-license or acquisition of additional product candidates. Furthermore, we have incurred and expect to continue to incur, additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.
As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our drug candidates or delay our pursuit of potential in-licenses or acquisitions.
As of June 30, 2019, we had cash on hand of $266.2 million. Based on our current clinical development plans, we believe our existing cash and cash equivalents will be able to fund our current and planned operating expenses and capital expenditure requirements through at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our available capital resources sooner than we expect.
Components of Our Results of Operations
Grant Income
Grant income consists of proceeds from government research grants used to perform specific research and development activities. We recognize grant income over the period in which we recognize the related costs covered under the terms and conditions of the grant. We have received grants from the U.K. government, which are repayable under certain circumstances, including breach or noncompliance with the terms of the grant. For grants with refund provisions, we review the grant to determine the likelihood of repayment. If the likelihood of repayment of the grant is determined to be remote, then the grant is recognized as grant income.
Operating Expenses
Research and Development Expenses
Research and development expenses consist of costs incurred in connection with the research and development of our product candidates, which are partially offset by research and development expenditure tax credits provided by Her Majesty’s Revenue & Customs, or HMRC. We expense research and development costs as incurred. These expenses include:

•
expenses incurred under agreements with contract research organizations, or CROs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;

•	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and clinical trial materials;

•	employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;

•	expenses incurred for outsourced professional scientific development services;

•	costs for laboratory materials and supplies used to support our research activities;

•	allocated facilities costs, depreciation and other expenses, which include rent and utilities; and

•	upfront, milestone and management fees for maintaining licenses under our third-party licensing agreements.
We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.
Our direct research and development expenses are tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants and CROs in connection with our preclinical development, manufacturing and clinical development activities. Our direct research and development expenses by program also include fees incurred under license agreements. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee research and development as well as for managing our preclinical development, process development, manufacturing and clinical development activities.
The following tables summarize our research and development expenses incurred by program (in thousands):

	Three Months Ended June 30,		2019 - 2018
	2019	2018	Change
	(in thousands)
Direct research and development expenses by program:
B cell malignancies (AUTO1 & AUTO3)	$5,639	$925	$4,714
T cell lymphoma (AUTO4 & AUTO 5)	606	157	449
Multiple myeloma (AUTO2)	210	869	(659)
Solid tumors (AUTO6 & AUTO7)	126	7	119
Total direct research and development expense	6,581	1,958	4,623
Research and discovery expense and unallocated costs:
Personnel related (including share-based compensation)	13,827	4,603	9,224
License fees	—	2,018	(2,018)
Indirect research and development expense	5,765	284	5,481
Total research and development expenses	$26,173	$8,863	$17,310

	Six Months Ended June 30,		2019 - 2018
	2019	2018	Change
	(in thousands)
Direct research and development expenses by program:
B cell malignancies (AUTO1 & AUTO3)	$7,550	$1,745	$5,805
T cell lymphoma (AUTO4 & AUTO 5)	939	421	$518
Multiple myeloma (AUTO2)	533	1,797	$(1,264)
Solid tumors (AUTO6 & AUTO7)	414	84	330
Total direct research and development expense	9,436	4,047	5,389
Research and discovery expense and unallocated costs:
Personnel related (including share-based compensation)	26,504	8,260	18,244
License fees	—	2,018	(2,018)
Indirect research and development expense	12,798	6,165	6,633
Total research and development expenses	$48,738	$20,490	$28,248
Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially over the next few years as we increase personnel costs, initiate and conduct additional clinical trials and prepare regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.
The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any of our product candidates or when, if ever, material net cash inflows may commence from sales of any of our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with development and commercialization activities, including the uncertainty of:

•	the scope, progress, outcome and costs of our clinical trials and other research and development activities, including establishing an appropriate safety profile with IND-directed studies;

•	successful patient enrollment in, and the initiation and completion of, clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	development and timely delivery of commercial-grade drug formulations that can be used in our clinical trials and for commercial manufacturing;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	significant and changing government regulation;

•	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

•	maintaining a continued acceptable safety profile of the product candidates following approval; and

•	significant competition and rapidly changing technologies within the biopharmaceutical industry.
We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. Any changes in the outcome of any of these variables with respect to the development of our product candidates in clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the EMA, the FDA, or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate. Commercialization of our product candidates will take several years and millions of dollars in development costs.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries, related benefits, travel and share-based compensation expense for personnel in executive, finance, legal and administrative functions. General and administrative expenses also include allocated facility-related costs, patent filing and prosecution costs and professional fees for marketing, insurance, legal, consulting, accounting and audit services.
We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the planned development of our product candidates. We anticipate continued increased costs associated with being a U.S. public company, including accounting, audit, legal, regulatory and compliance expenses associated with maintaining compliance with Nasdaq listing rules and SEC requirements, director and officer insurance premiums, and higher investor and public relations costs.
Additionally, if we believe a regulatory approval of one of our product candidates appears likely, we would anticipate an increase in payroll and third party expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidate.
Other Income (Expense)
Other income consists primarily of interest income earned on our cash balances held at a commercial bank. Other expense consists primarily of foreign currency transaction losses.
Income Tax Benefit
We are subject to corporate taxation in the United Kingdom and in the United States. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States.
As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small or medium-sized enterprises, or SMEs, and also claim a Research and Development Expenditure Credit, or RDEC, to the extent that our projects are grant funded. Under the SME regime, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The net tax benefit of the RDEC is expected to be 9.7% in the year ending December 31, 2019.

We meet the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that our projects are grant funded. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced CRO costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.
We may not be able to continue to claim research and development tax credits under the SME regime in the future because we may no longer qualify as a small or medium-sized company. However, we should continue to be able to make claims under the RDEC regime.
Un-surrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of $71.5 million as of June 30, 2019. We currently do not recognize a deferred tax asset from our accumulated losses and record a full valuation allowance against the net deferred tax asset as the recoverability due to future taxable profits is unknown.
In the event we generate revenues in the future, we may benefit from the new U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.
Value Added Tax, or VAT, is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC.
Results of Operations
Comparison of Three Months Ended June 30, 2019 and 2018
The following table summarizes our results of operations for the three months ended June 30, 2019 and 2018 (in thousands):

	Three Months Ended June 30,
	2019	2018	Change
Grant income	$338	$443	$(105)
Operating expenses:
Research and development	(26,173)	(8,863)	(17,310)
General and administrative	(11,370)	(8,103)	(3,267)
Total operating expenses, net	(37,205)	(16,523)	(20,682)
Other income (expense):
Interest income	1,073	266	807
Other income	4,380	6,390	(2,010)
Total other income (expense), net	5,453	6,656	(1,203)
Net loss before income tax	(31,752)	(9,867)	(21,885)
Income tax benefit	3,274	2,217	1,057
Net loss attributable to ordinary shareholders	$(28,478)	$(7,650)	$(20,828)
Grant Income
Grant income decreased to $0.3 million for the three months ended June 30, 2019 from $0.4 million for the three months ended June 30, 2018. The decrease in grant income of $0.1 million was related to a decrease in reimbursable expenditures submitted in the three months ended June 30, 2019 to the U.K. government as part of the reimbursement terms of government research grants used to perform specific research and development activities.
Research and Development Expenses
Research and development expenses increased to $26.2 million for the three months ended June 30, 2019 from $8.9 million for the three months ended June 30, 2018. Cash costs, which exclude depreciation as well as share-based compensation, increased to $20.2 million from $7.1 million. The increase in research and development cash costs of $13.1 million consisted primarily of an increase of compensation-related costs of $5.6 million primarily due to an increase in employee headcount to support the advancement of our product candidates in clinical development, an increase of $2.3 million in facilities costs supporting the expansion of our research and translational science capability and investment in manufacturing facilities and equipment, an increase of $3.3 million in research and development program expenses related to the activities necessary to prepare, activate, and monitor clinical trial programs, an increase of $0.8 million in professional fees, an increase of $0.5 million in telecom and software costs, and other additional costs in the amount of $0.4 million.
Non-cash costs increased to $6.0 million for the three months ended June 30, 2019 from $1.8 million for the three months ended June 30, 2018. The increase is primarily related to share-based compensation expense included in research and development expenses, which increased by $3.5 million as a result of an increase in employee headcount to support the advancement of our product candidates in clinical development and an increase in the fair value of stock options recognized during the period and to a lesser degree, an increase of $0.7 million in depreciation related to the purchase of equipment to support our clinical trials and research activities and leasehold improvements.
General and Administrative Expenses
General and administrative expenses increased to $11.4 million for the three months ended June 30, 2019 from $8.1 million for the three months ended June 30, 2018. Cash costs, which exclude depreciation expense as well as share-based expense compensation increased to $7.3 million from $6.9 million. The increase of $0.4 million consisted primarily of an increase in preliminary commercial costs of $1.2 million, an increase in compensation-related expense of $0.5 million due to an overall increase in employee headcount, offset by a decrease in legal and professional fees of $1.3 million which were related to certain corporate reorganization costs that were incurred in connection with our IPO during the three months ended June 30, 2018 and not incurred in the current period.
Non-cash costs increased to $3.9 million for the three months ended June 30, 2019 from $1.1 million for the three months ended June 30, 2018. The increase is attributed to share-based compensation expense included in general and administrative expenses, which increased by $2.9 million as a result of an increase in employee headcount and an increase in the fair value of stock options recognized during the period, offset by a decrease in depreciation expense of $0.1 million.
Interest Income
Interest income increased to $1.1 million for the three months ended June 30, 2019 from $0.3 million for the three months ended June 30, 2018 primarily due to a higher cash balance related to the proceeds from our IPO in June 2018 and proceeds from our capital raise in April 2019.
Other Income
Other income decreased to $4.4 million for the three months ended June 30, 2019 from other income of $6.4 million for the three months ended June 30, 2018 primarily due to foreign currency change related to the U.S. dollar decreases relative to the British pound during the three months ending June 30, 2019 as compared to the three months ended June 30, 2018.
Income Tax Benefit
Income tax benefit increased to $3.3 million for the three months ended June 30, 2019 from $2.2 million for the three months ended June 30, 2018 due to an increase in research and development expenses partially offset by the impact of a U.S tax discrete item related to share-based payment expense. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses, and the increase in the net credit was primarily attributable to an increase in our eligible research and development expenses.

Comparison of the Six Months Ended June 30, 2019 and 2018
The following table summarizes our results of operations for the six months ended June 30, 2019 and 2018 (in thousands):

	Six Months Ended June 30,
	2019	2018	Change
Grant income	$2,302	$869	$1,433
Operating expenses:			—
Research and development	(48,738)	(20,490)	(28,248)
General and administrative	(20,926)	(12,433)	(8,493)
Total operating expenses, net	(67,362)	(32,054)	(35,308)
Other income (expense):
Interest income	1,615	555	1,060
Other income (expense)	3,396	3,449	(53)
Total other income (expense), net	5,011	4,004	1,007
Net loss before income tax	(62,351)	(28,050)	(34,301)
Income tax benefit	6,696	3,683	3,013
Net loss attributable to ordinary shareholders	$(55,655)	$(24,367)	$(31,288)
Grant Income
Grant income increased to $2.3 million for the six months ended June 30, 2019 from $0.9 million for the six months ended June 30, 2018. The increase in grant income of $1.4 million was related to an increase in reimbursable expenditures submitted in the six months ended June 30, 2019 to the U.K. government as part of the reimbursement terms of government research grants used to perform specific research and development activities.
Research and Development Expenses
Research and development expenses increased to $48.7 million for the six months ended June 30, 2019 from $20.5 million for the six months ended June 30, 2018. Cash costs, which exclude depreciation expense as well as share-based compensation expense, increased to $37.7 million from $17.8 million. The increase in research and development cash costs of $19.9 million consisted primarily of an increase of compensation-related costs in the amount of $11.2 million primarily attributed to an increase in employee headcount to support the advancement of our product candidates in clinical development, an increase of $5.1 million in facilities costs supporting the expansion of our research and translational science capability and investment in manufacturing facilities and equipment, an increase of $3.5 million in research and development program expenses related to the activities necessary to prepare, activate, and monitor clinical trial programs, an increase of $0.8 million in IT services and subscriptions, offset by a decrease of $1.1 million in professional fees primarily related to the UCL license fees expensed for the six months ended June 30, 2018, and other reductions in the amount of $0.4 million.
Non-cash costs increased to $11.1 million for the six months ended June 30, 2019 from $2.7 million for the six months ended June 30, 2018. The increase is primarily related to share-based compensation expense included in research and development expenses, which increased by $7.0 million as a result of an increase in employee headcount to support the advancement of our product candidates in clinical development and an increase in the fair value of stock options recognized during the period, as well as an increase of $1.4 million in depreciation expense related to the purchase of equipment to support our clinical trials and research activities and leasehold improvements.

General and Administrative Expenses
General and administrative expenses increased to $20.9 million for the six months ended June 30, 2019 from $12.4 million for the six months ended June 30, 2018. Cash costs, which exclude depreciation expense as well as share-based compensation expense increased to $13.6 million from $10.5 million. The increase of $3.1 million consisted primarily of an increase in compensation-related expense of $1.7 million due to an overall increase in employee headcount, an increase of $1.6 million in preliminary commercial costs, and an increase in facility costs of $0.5 million, offset by a decreased in legal and professional fess in the amount of $0.5 million.
Non-cash costs increased to $7.3 million for the six months ended June 30, 2019 from $1.9 million for the six months ended June 30, 2018. The increase is attributed to share-based compensation expense included in general and administrative expenses, which increased by $5.5 million as a result of an increase in employee headcount and an increase in the fair value of stock options recognized during the period, offset by a decrease in depreciation expense of $0.1 million.
Interest Income
Interest income increased to $1.6 million for the six months ended June 30, 2019 from $0.6 million for the six months ended June 30, 2018 primarily due to a higher cash balance related to the proceeds from our IPO in June 2018 and proceeds from our capital raise in April 2019.
Income Tax Benefit
Income tax benefit increased to $6.7 million for the six months ended June 30, 2019 from $3.7 million for the six months ended June 30, 2018 due to an increase in research and development expenses partially offset by the impact of a U.S tax discrete item related to share based payment expense. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses, and the increase in the net credit was primarily attributable to an increase in our eligible research and development expenses.

Liquidity and Capital Resources.
Since our inception, we have not generated any product revenue and have incurred operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative costs will increase in connection with our planned research activities. As a result, we will need additional capital to fund our operations until such time as we can generate significant revenue from product sales.
We do not currently have any approved products and have never generated any revenue from product sales or otherwise. We have funded our operations to date primarily with proceeds from government grants and sales of our equity securities. Through June 30, 2019, we have received aggregate net cash proceeds of $442.1 million from sales of our equity securities. As of June 30, 2019, we had cash of $266.2 million.
We currently have no ongoing material financing commitments, such as lines of credit or guarantees, which are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments described below.

Cash Flows
The following table summarizes our cash flows for each of the periods presented:

	Six Months Ended June 30,
	2019	2018
	(in thousands)
Net cash used in operating activities	(43,730)	(14,372)
Net cash used in investing activities	(12,973)	(5,472)
Net cash provided by financing activities	109,405	159,665
Effect of exchange rate changes on cash and restricted cash	(3,380)	(3,889)
Net increase in cash and restricted cash	$49,322	$135,932
Net Cash Used in Operating Activities
During the six months ended June 30, 2019, operating activities used $43.7 million of cash, resulting from our net loss of $55.7 million, and net cash used resulting from changes in our operating assets and liabilities of $6.5 million, partially offset by non-cash charges of $18.4 million. Net cash used resulting from changes in our operating assets and liabilities for the six months ended June 30, 2019 consisted primarily of an $10.7 million increase in prepaid expenses and other assets, a $0.7 million increase in long-term deposits, and a $3.7 million decrease in accounts payable and accrued expenses.
During the six months ended June 30, 2018, operating activities used $14.4 million of cash, resulting from our net loss of $24.4 million, net cash provided resulting from changes in our operating assets and liabilities of $5.4 million and non-cash charges of $4.6 million. Net cash provided resulting from changes in our operating assets and liabilities for the six months ended June 30, 2018 consisted primarily of a $4.9 million increase in prepaid expenses and other assets offset by an $10.2 million increase in accounts payable and accrued expenses.
Net Cash Used in Investing Activities
During the six months ended June 30, 2019 and 2018, we used $13.0 million and $5.5 million, respectively, of cash in investing activities, each of which consisted primarily of purchases of property and equipment.
Net Cash Provided by Financing Activities
During the six months ended June 30, 2019,  net cash provided by financing activities was $109.4 million, consisting of $108.8 million net cash from our April 2019 capital raise. There was minimal cash provided by employee stock option exercises.
During the six months ended June 30, 2018, net cash provided by financing activities was $159.7 million, consisting of the $156.5 million net cash proceeds from our IPO in June 2018.
Cash Denomination
As of June 30, 2019 and 2018, we held $266.2 million and $264.9 million in cash, respectively. Of the $266.2 million cash balance as of June 30, 2019, $145.9 million was held in U.S. dollars and the remainder (£94.7 million) was held as pounds sterling. Of the $264.9 million cash balance as of June 30, 2018, $235.8 million was held in U.S. dollars and the remainder (£22.1 million) was held as pounds sterling.
Funding Requirements
We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our product candidates. Our expenses will increase as we:

•	seek regulatory approvals for any product candidates that successfully complete preclinical and clinical trials;

•
establish a sales, marketing and distribution infrastructure in anticipation of commercializing of any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

•	hire additional clinical, medical, and development personnel;

•	expand our infrastructure and facilities to accommodate our growing employee base; and

•	maintain, expand and protect our intellectual property portfolio.
Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, clinical costs, external research and development services, laboratory and related supplies, legal and other regulatory expenses, and administrative and overhead costs. Our future funding requirements will be heavily determined by the resources needed to support development of our product candidates.
Based on our current clinical development plans, we believe our existing cash of $266.2 million at June 30, 2019 will be sufficient to fund our current and planned operating expenses and capital expenditure requirements for at least the next 12 months. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.
Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•	the scope, progress, outcome and costs of our clinical trials and other research and development activities;

•	the costs, timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;

•	the costs and timing of hiring new employees to support our continued growth;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

•	the extent to which we in-license or acquire additional product candidates or technologies.
Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings. To the extent that we raise additional capital through the sale of equity, your ownership interest will be diluted. If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.
Critical Accounting Policies and Significant Judgments and Estimates
Our condensed consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our condensed consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our condensed consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our condensed consolidated financial statements appearing in Exhibit 99.1 of this Report on Form 6-K, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our condensed consolidated financial statements.
Share-Based Compensation
We issue ordinary shares as well as options and other securities exercisable for or convertible into ordinary shares or ADSs, as incentives to our employees and directors. To the extent such incentives are in the form of share options, the options are granted pursuant to the terms of our 2017 Share Option Plan, or the 2017 Plan, or pursuant to the terms of our 2018 Equity Incentive Plan, or the 2018 Plan. Options granted under the 2017 Plan and 2018 Plan, as well as shares granted as employee incentives, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining three years, unless the awards contain specific performance vesting provisions. For equity awards issued that have both a performance vesting condition and a services condition, or performance awards, once the performance criteria is achieved, the performance awards are then subject to a four-year service vesting with 25% of the performance award vesting on the first anniversary of the performance condition being achieved, with the balance vesting monthly over the remaining three years. For certain members of senior management and directors, the board has approved an alternative vesting schedule for the equity awards. The options granted under the 2017 Plan and 2018 Plan generally expire ten years from the date of grant. We expect our share-based compensation expense for awards granted to employees, directors and other service providers to increase in future periods due to the planned increases in our headcount.
We recognize compensation expense for equity awards based on the grant date fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period. For equity awards that contain both performance and service conditions, we recognize share-based compensation expense ratably over the requisite service period when the achievement of a performance-based milestone is probable based on the relative satisfaction of the performance condition as of the reporting date. We use the fair value of our ordinary shares to determine the fair value of restricted share awards.
Share-based compensation is recognized as an expense in the condensed consolidated financial statements based on the grant date fair value over the requisite service period. For awards granted to our employees and directors that vest based on service conditions, we use the accelerated method to allocate compensation expense to reporting periods. We do not adjust share-based compensation for estimated forfeitures and account for forfeitures when they occur.
We use the Black-Scholes option pricing model to estimate the fair value of share options. This option-pricing model requires the input of various subjective assumptions, including the option’s expected life and the price volatility of the security.
The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model and applying assumptions used in connection with option grants made during the periods covered by these condensed consolidated financial statements. Assumptions used in the option pricing model include the following:
Expected volatility.  We lack company-specific historical and implied volatility information for our ADSs. Therefore, we estimate the expected share volatility based on the historical volatility of publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded security price.
Expected term.  The expected term of options granted represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and our historical exercise patterns. The expected term of our share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options.

Risk-free interest rate.  The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.
Expected dividend.  Expected dividend yield of zero is based on the fact that we have never paid cash dividends on ordinary shares and do not expect to pay any cash dividends in the foreseeable future.
Fair value of ordinary shares.  Options granted after our IPO are issued at the fair market value of our ADSs at the date the grant is approved by the Board.
Prior to the IPO, we calculated the fair value of our ordinary shares in accordance with the guidelines in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate our total equity value using the option-pricing method, or OPM, which used a combination of market approaches and an income approach to estimate our enterprise value.

The OPM derives an equity value such that the value indicated is consistent with the investment price, and it provides an allocation of this equity value to each class of our securities. The OPM treats the various classes of shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, each class of shares has value only if the funds available for distribution to shareholders exceed the value of the share liquidation preferences of the class or classes of shares with senior preferences at the time of the liquidity event. Key inputs and assumptions used in the OPM calculation include the following:
Expected volatility.    We applied re-levered equity volatility based on the historical unlevered and re-levered equity volatility of publicly traded peer companies.
Expected dividend.    Expected dividend yield of zero is based on the fact that we have never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.
Expected term.    The expected term of the option or the estimated time until a liquidation event.
Risk-free interest rate.    The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for the period commensurate with the expected of the exit event.
When considering the fair value of options granted in the period prior to the IPO, management considered probability-weighted scenarios based on the relative likelihoods of completing the IPO and remaining a privately-held company. In the IPO scenarios, the fair value was calculated by dividing our total estimated equity value by the number of fully diluted ordinary shares outstanding, and then discounting the implied per-share value at a rate intended to approximate our cost of equity between the share option grant date and the expected IPO date. The stay-private scenario utilized an OPM "Backsolve" calculation to estimate our equity value implied by the purchase price of the series A preference shares in September 2017. In March and May 2018, we issued share option grants to employees that applied a 50% and 80% probability weighting of an IPO, respectively, to the fair value of the underlying ordinary share utilized in the Black-Scholes option pricing model.
Income Taxes
We account for income taxes under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus deferred taxes. Deferred taxes result from differences between the financial statements and tax bases of our assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.
We are subject to corporation taxes in the United Kingdom and the United States. The calculation of our tax provision involves the application of U.K. tax law and requires judgement and estimates.
We evaluate the realizability of our deferred tax assets at each reporting date, and we establish a valuation allowance when it is more likely than not that all or a portion of our deferred tax assets will not be realized.
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more likely than not realizable, we establish a valuation allowance.
We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more likely than not sustainable, based solely on their technical merits, upon examination, and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more likely than not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets.
Deferred Tax and Current Tax Credits
Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the statement of operations, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Tax credits are accrued for the year based on calculations that conform to the U.K.

research and development tax credit regime, under both the SME and large company regimes. We meet the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that our projects are grant funded.

We may not be able to continue to claim research and development tax credits under the SME regime in the future because we may no longer qualify as a small or medium-sized company. However, we should continue to be able to make claims under the RDEC regime.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. No deferred tax assets are recognized on our losses carried forward and other attributes because there is currently no indication that we will make sufficient profits to utilize these attributes.
JOBS Act
On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was enacted. The JOBS Act provides that, among other things, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for implementation of new or revised accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.
In addition, we also currently rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are entitled to continue to rely on certain exemptions as an “emerging growth company,” and we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we no longer meet the requirements of being an emerging growth company, whichever is earlier.
Recent accounting pronouncements adopted
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of Significant Accounting Policies,” to our condensed consolidated financial statements included in Exhibit 99.1 of this Report on Form 6-K.